UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: October 31, 2008

For immediate release
October 31, 2008

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & Representative Director
Code number:	6586
Revision of Consolidated Forecast for the fiscal year
     Makita Corporation announces the following revisions in its forecast for consolidated performance for the year ending March 31, 2009. Makita has been revised the consolidated forecast announced on April 30, 2008 as follows.
1. Revised Forecast for consolidated performance during the fiscal 2009 (from April 1, 2008 to March 31, 2009)

					(Million yen)

	Net sales	Operating income	Income before income taxes	Net income	Net income per share (yen)
Forecast announced previously (A)	343,000	64,000	63,000	42,000	292.13
Revised forecast for FY2009 (B)	303,000	54,000	50,200	36,200	257.16
Change (B-A)	(40,000)	(10,000)	(12,800)	(5,800)	—
Percentage revision	(11.7)%	(15.6)%	(20.3)%	(13.8)%	—
Results for the previous fiscal year ended March 31, 2008	342,577	67,031	65,771	46,043	320.30

2. Reasons for Revision of Consolidated Forecast
     The forecast for the third quarter and for the fiscal year ending March 31, 2009 is based on the assumption that the financial instability caused by the sub-prime loan problem in the United States will stay not only in developed countries, but in the new emerging countries that have enjoyed steady growth, with the entire global economy is facing a period of contraction.
     The forecast is also assumed on basis of continuing rise of raw materials price and in a continued strengthening of the yen, 95 yen to the U.S. dollar and 120 yen to the euro for the second half of the fiscal year.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.
Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

1
English Translation of press release originally issued in Japanese language